UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2025

Commission File Number: 001-38638

NIO Inc.

(Registrant’s Name)

Building 19, No. 1355, Caobao Road, Minhang District
Shanghai, People’s Republic of China

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

NIO Day 2025 Held in Hangzhou

On September 20, 2025, NIO Day 2025 was held in Hangzhou. For the first time, this event took place in autumn, celebrating the theme “Grow with the Light,” and showcasing NIO’s latest products and innovations to global users.

Outside the main event venue, the panoramic artwork featuring the G318 Sichuan-Xizang Power Swap Route made its debut, capturing the uniqueness of this journey. In addition, all proceeds from the user marketplace will be donated to the Zhejiang Charity Federation. NIO Users Foundation will match the donation and oversee the project to support more people in need.

At the event, NIO launched the Horizon Edition of its smart electric executive flagship, the ET9, with deliveries expected to start at the end of September 2025. The ET9 Horizon Edition features a two-tone body design inspired by the NIO logo. The upper half represents the sky and vision, while the lower half symbolizes the earth and action. This seamless fusion conveys a sense of effortless command. Integrating artistry, exquisite craftsmanship, and top-notch technology, the ET9 Horizon Edition stands as a flagship of design, technology, and executive luxury, built for pioneers with vision, action, and taste.

At the event, NIO’s flagship premium SUV, the All-New ES8, was officially launched. NIO ES8 is a trailblazer among China’s large three-row battery electric SUVs. As the first smart EV evolving to its third generation, the All-New ES8 represents NIO’s decade-long technological innovation, ushering premium large three-row SUVs into the electric era.

“The first NIO Day in autumn brings a better experience for users and friends from the media. Making its third appearance on the NIO Day stage, the ET9 embodies NIO’s brand philosophy with its Horizon Edition. The All-New ES8, the epitome of NIO’s decade-long innovation, will join hands with the ONVO L90 to lead large three-row SUVs into the electric era,” said William Li, founder, chairman, and CEO of NIO. “2025 is a turning point. The good experiences brought by BEVs are beginning to outweigh the inconvenience of recharging. Users’ choices and market data have proven that the premium new energy vehicle market is accelerating its transition to the electric era. Building on over ten years of technological innovation, NIO will continue to meet user needs with high-quality products and services.”

About NIO Inc.

NIO Inc. is a pioneer and a leading company in the global smart electric vehicle market. Founded in November 2014, NIO aspires to shape a sustainable and brighter future with the mission of “Blue Sky Coming”. NIO envisions itself as a user enterprise where innovative technology meets experience excellence. NIO designs, develops, manufactures and sells smart electric vehicles, driving innovations in next-generation core technologies. NIO distinguishes itself through continuous technological breakthroughs and innovations, exceptional products and services, and a community for shared growth. NIO provides premium smart electric vehicles under the NIO brand, family-oriented smart electric vehicles through the ONVO brand, and small smart high-end electric cars with the FIREFLY brand.

Safe Harbor Statement

This Form 6-K contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to” and similar statements. NIO may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in announcements, circulars or other publications made on the websites of each of The Stock Exchange of Hong Kong Limited (the “SEHK”) and the Singapore Exchange Securities Trading Limited (the “SGX-ST”), in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about NIO’s beliefs, plans and expectations are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: NIO’s strategies; NIO’s future business development, financial condition and results of operations; NIO’s ability to develop and manufacture vehicles of sufficient quality and appeal to customers on schedule and on a large scale; its ability to ensure and expand manufacturing capacities including establishing and maintaining partnerships with third parties; its ability to provide convenient and comprehensive power solutions to its customers; the viability, growth potential and prospects of the battery swapping, BaaS, and NIO Assisted and Intelligent Driving and its subscription services; its ability to improve the technologies or develop alternative technologies in meeting evolving market demand and industry development; NIO’s ability to satisfy the mandated safety standards relating to motor vehicles; its ability to secure supply of raw materials or other components used in its vehicles; its ability to secure sufficient reservations and sales of its vehicles; its ability to control costs associated with its operations; its ability to build its current and future brands; general economic and business conditions globally and in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in NIO’s filings with the SEC and the announcements and filings on the websites of each of the SEHK and SGX-ST. All information provided in this press release is as of the date of this press release, and NIO does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For more information, please visit: http://ir.nio.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NIO Inc.

By	:	/s/ Yu Qu
Name	:	Yu Qu
Title	:	Chief Financial Officer

Date: September 22, 2025